Pernod Ricard

02 APR 22 AM 11:09

LL/NH – SEC avis de réunion

Le 17 avril 2002

DHL

SUPPL

02028585

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

A l'attention de Mrs. Felicia KUNG

Objet : PERNOD RICARD - Exemption Request for ADR's Under Rule 1293-2(b)

Sous référence : 82-3361

PROCESSED
MAY 0 1 2002
THOMSON FINANCIAL

Madame,

Nous vous prions de trouver, joint à la présente, **l'Avis Préalable de Réunion valant Avis de Convocation** de notre Assemblée Générale Mixte qui se tiendra le :

31 mai 2002

Cet avis sera publié le 19 avril 2002, au Bulletin des Annonces Légales Obligatoires (BALO).

Nous vous en souhaitons bonne réception et vous prions d'agréer, Madame, l'expression de nos salutations distinguées.

Laurent LACASSAGNE
Directeur Financier

4/22

Copie : Gérard LEROUX

PERNOD RICARD

Société Anonyme au capital de 174 798 646 €
Siège Social : 142, boulevard Haussmann – 75008 PARIS
R.C.S. : PARIS 582 041 943

02 APR 22 AM 11:09

ASSEMBLEE GENERALE MIXTE

AVIS PREALABLE DE REUNION VALANT AVIS DE CONVOCATION

Les Actionnaires sont informés, en application des dispositions de l'article 123 du décret n° 67-236 du 23 mars 1967, qu'ils sont convoqués pour le :

Vendredi 31 Mai 2002

Galerie du Carrousel du Louvre
99, rue de Rivoli
75001 PARIS

En Assemblée Générale Mixte, à 10 heures 45, à l'effet de délibérer sur l'Ordre du Jour suivant :

I. Ordre du jour à caractère ordinaire

1. Rapport de gestion du Conseil d'Administration et rapports des Commissaires aux Comptes concernant l'exercice 2001 clos le 31 décembre 2001, approbation des bilans, comptes et annexes présentés.
2. Approbation des comptes consolidés ; quitus au Conseil d'Administration.
3. Affectation et répartition des résultats ; fixation des dividendes.
4. Vote sur le rapport spécial des Commissaires aux Comptes.
5. Renouvellement du mandat de deux Administrateurs.
6. Nomination d'un nouvel Administrateur.
7. Fixation des jetons de présence alloués au Conseil d'Administration.
8. Autorisation à donner au Conseil d'Administration à l'effet d'acheter les propres actions de la société dans les limites fixées par l'article L225-209 du Code de Commerce.

II. Ordre du jour à caractère extraordinaire

1. Autorisation à donner au Conseil d'Administration à l'effet d'annuler les propres actions de la société acquises par elles.

2. Suspension des délégations de pouvoirs conférées au Conseil d'Administration à l'effet de procéder à l'augmentation de capital en période d'offre publique d'achat ou d'échange sur les titres de la Société, sauf pour les opérations approuvées dans leur principe antérieurement au dépôt de l'offre.

3. Mise en conformité des statuts avec la loi du 15 mai 2001 relative aux nouvelles régulations économiques.

4. Pouvoirs en vue de l'accomplissement des formalités requises.

I – PROJET DE RESOLUTIONS RELEVANT DE LA COMPETENCE D'UNE ASSEMBLEE GENERALE ORDINAIRE

PREMIÈRE RÉSOLUTION

L'Assemblée Générale, après avoir pris connaissance du rapport de gestion et des rapports des Commissaires aux Comptes concernant l'exercice clos le 31 décembre 2001 et après que lui ont été présentés le compte de résultat, le bilan et les annexes afférents à cet exercice, et faisant apparaître une perte de 74 537 884,53 €, approuve tels qu'ils sont présentés ces comptes, bilan, annexes et toutes les opérations qu'ils traduisent.

DEUXIÈME RÉSOLUTION

L'Assemblée Générale, après avoir pris connaissance du rapport de gestion et des rapports des commissaires aux comptes sur les comptes consolidés établis au 31 décembre 2001 approuve ces comptes tels qu'ils ont été présentés.

L'Assemblée Générale donne quitus entier et définitif au Conseil d'Administration de sa gestion pour l'exercice 2001.

TROISIEME RÉSOLUTION

L'Assemblée Générale approuve l'affectation des résultats proposée par le Conseil d'Administration et constate que le bénéfice distribuable de l'exercice se calcule comme suit :

▪ Perte de l'exercice	- 74 537 884,53 €
▪ Report à nouveau créditeur	402 654 182,33 €
▪ **Montant distribuable**	**328 116 297,80 €**

Elle décide d'affecter ledit bénéfice de la manière suivante :

- Dotation à la réserve spéciale des plus-values à long terme : 109 880 698,00 €

- Somme nécessaire pour servir aux actionnaires à titre de premier dividende une somme égale à 6 % du capital social, soit 0,186 € par action : 10 487 918,76 €

- Somme nécessaire pour servir aux actionnaires à titre de Dividende complémentaire 1,614 € par action 91 008 069,24 €

- Précompte mobilier 0,00 €

- Le solde étant reporté à nouveau, soit 116 739 611,80 €

- **Montant réparti** **328 116 297,80 €**

Elle fixe donc à 1,80 € pour chacune des 56 386 660 actions le dividende de l'exercice ouvrant droit à un avoir fiscal de 0,90 € par action (sur la base d'un avoir fiscal à 50 %). Le dividende total unitaire de l'exercice s'élève à 2,70 € (sur la base d'un avoir fiscal à 50 %). Lors de leur mise en paiement, les dividendes correspondant aux actions détenues par la Société seront déduits du dividende global et seront affectés au compte «Report à nouveau».

L'Assemblée Générale décide que ce dividende correspondant au coupon n° 91 sera mis en paiement le 11 juin 2002:

- Par chèque barré pour les actions inscrites en compte « Nominatif pur » ;

- par crédit en compte auprès des banques, entreprises d'investissement et établissements financiers dépositaires des titres pour les actions au « Porteur » ou inscrites en compte «Nominatif administré»,

et ce pour le montant sus-indiqué de 1,80 € par action diminué de l'acompte de 0,80 € mis en distribution le 10 janvier 2002

L'Assemblée Générale donne acte au Conseil d'Administration que, conformément aux dispositions de l'Article 243 bis du Code Général des impôts, il lui a été précisé que les montants des dividendes mis en distribution au titre des trois exercices précédents et celui de l'avoir fiscal correspondant ont été les suivants :

	Nombre d'actions	*Montant net*	*Avoir fiscal*	*Revenu global*
1998	56 386 660	1,50 EUR	0,75 EUR	2,25 EUR
1999	56 386 660	1,60 EUR	0,80 EUR	2,40 EUR
2000	56 386 660	1,60 EUR	0,80 EUR	2,40 EUR

QUATRIEME RÉSOLUTION

L'Assemblée Générale, statuant sur le rapport spécial présenté par les Commissaires aux Comptes, en application des dispositions légales en la matière, approuve les conventions visées dans ce rapport et intervenues ou dont l'exécution s'est poursuivie au cours de

CINQUIÈME RÉSOLUTION

L'Assemblée Générale renouvelle le mandat d'Administrateur de Mme Françoise HEMARD pour une durée de six (6) années qui prendra fin à l'issue de la réunion de l'Assemblée Générale qui statuera en 2008 sur les comptes de l'exercice écoulé.

SIXIEME RÉSOLUTION

L'Assemblée Générale renouvelle le mandat d'Administrateur de M. Rafaël GONZALEZ GALLARZA pour une durée de six (6) années qui prendra fin à l'issue de la réunion de l'Assemblée Générale qui statuera en 2008 sur les comptes de l'exercice écoulé.

SEPTIEME RESOLUTION

L'Assemblée Générale élit M. Jean-Jacques LAFFONT en qualité d'Administrateur pour une durée de six (6) années qui prendra fin à l'issue de l'Assemblée Générale qui statuera en 2008 sur les comptes de l'exercice écoulé.

HUITIEME RESOLUTION

L'Assemblée Générale décide de porter à 382 200 € pour l'exercice 2002, le montant global des jetons de présence du Conseil d'Administration fixé à 339 199 € par l'Assemblée Générale ordinaire du 2 mai 2000.

NEUVIEME RÉSOLUTION

L'Assemblée Générale, sur proposition du Conseil d'Administration :

1/ Autorise la Société, pour une durée de dix-huit mois à compter du jour de la présente Assemblée, à acheter ses propres actions, dans la limite de 10 % du capital social, soit 5 638 666 actions sur la base du nombre d'actions existant au 31 décembre 2001 en vue de poursuivre, par ordre de priorité décroissant indicatif, les objectifs suivants :

- La remise de titres à l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société ;

- La régularisation de cours par intervention systématique en contre-tendance, sur le marché du titre ;

- La cession, l'échange ou le transfert des titres achetés par tous moyens en fonction des opportunités ;

- L'attribution d'actions aux salariés de la Société et de son groupe soit par attribution d'options d'achat, soit dans le cadre de la participation des salariés aux fruits de l'expansion de l'entreprise, soit selon toute autre formule légale visant à favoriser l'épargne salariale ;
- L'annulation éventuelle des actions en vue d'optimiser le résultat par action et d'optimiser

Les actions pourront être achetées par intervention sur le marché ou autrement, notamment par achat de blocs de titres ou par utilisation de tout instrument financier dérivé négocié sur un marché réglementé ou de gré à gré, et la mise en place de stratégies optionnelles telles des options de ventes, dans les conditions et limites fixées par les autorités du marché. La part du programme réalisée par acquisition de blocs de titres pourra atteindre l'intégralité du programme de rachat. La société se réserve la faculté d'utiliser le programme en période d'offre publique d'acquisition, en procédant à des rachats et à des ventes d'actions, si la réglementation boursière l'y autorise.

Le prix maximum d'achat par action sera de 150 €, ou la contre-valeur de ce montant en toute monnaie.

Les actions propres ainsi acquises pourront être cédées dans la limite d'un prix minimum unitaire de cession de 50 €, ou la contre-valeur de ce montant en toute monnaie.

Le montant maximum des fonds destinés à la réalisation de ce programme sera de 845 799 900 €, ou la contre-valeur de ce montant en toute monnaie.

2/ Donne tous pouvoirs au Conseil d'Administration, dans les limites ci-dessus fixées, à l'effet d'accomplir ou de faire accomplir toutes opérations s'inscrivant dans le cadre de la présente résolution, effectuer toutes formalités requises par la législation et la réglementation en vigueur, et plus généralement faire le nécessaire.

Cette autorisation annule et remplace celle, de même nature, décidée par l'Assemblée Générale du 3 mai 2001, à laquelle elle se substitue.

II – PROJET DE RESOLUTIONS RELEVANT DE LA COMPETENCE D'UNE ASSEMBLEE GENERALE EXTRAORDINAIRE

DIXIEME RESOLUTION

Connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, l'assemblée générale autorise le conseil d'administration à réduire le capital social pour annuler tout ou partie des actions achetées en application de l'article L 225-209 du Code de Commerce et non affectées au plan d'options d'achat d'actions à consentir aux cadres à haut niveau de responsabilités et aux mandataires sociaux salariés de la société ou des sociétés qui lui sont liées dans les conditions visées à l'article L 225-180 du Code de Commerce.

Le montant nominal maximum de la réduction de capital autorisée s'élève, sur la base du capital actuel, à 17 479 864,60 €.

L'assemblée générale délègue au conseil d'administration tous les pouvoirs nécessaires pour réaliser la réduction de capital autorisée.

La présente autorisation qui annule et remplace l'autorisation de même nature conférée par l'assemblée générale du 2 mai 2000, est donnée pour une durée de vingt quatre mois à compter de la présente assemblée.

ONZIEME RESOLUTION

L'Assemblée Générale décide que les délégations de pouvoirs conférées au Conseil d'Administration par les deuxième et troisième résolutions à caractère extraordinaire de l'Assemblée Générale Mixte du 3 mai 2001, en vue d'augmenter le capital, seront suspendues en période d'offre publique d'achat ou d'échange portant sur les valeurs mobilières émises par la société sauf si l'émission ou les émissions de valeurs mobilières conduisant à l'augmentation du capital ont été approuvées dans leur principe antérieurement au dépôt de l'offre d'acquisition.

La présente autorisation est valable jusqu'à la date de réunion de l'Assemblée Générale ordinaire annuelle statuant sur les comptes de l'exercice clos le 31 décembre 2002.

DOUZIEME RESOLUTION

L'Assemblée Générale, après avoir pris connaissance du rapport du conseil d'administration, décide :

- de mettre en conformité les statuts de la société avec les dispositions de la loi du 15 mai 2001 ;
- de modifier en conséquence les articles 10, 17, 20, 21, 23, 24, 27, 31 et 32 des statuts comme suit ;

Un troisième alinéa, ainsi rédigé, est ajouté à l'article 10 :

<u>Article 10</u>
<u>FORME DES ACTIONS</u>

La société est en outre en droit de demander notamment, dans les conditions fixées par le Code de commerce, l'identité des propriétaires de titres lorsqu'elle estime que certains détenteurs dont l'identité lui a été révélée sont propriétaires des titres pour le compte de tiers.

Le reste de l'article demeure inchangé.

Le texte des articles 17, 20, 21, 23, 24, et 27 est remplacé par les stipulations suivantes :

<u>Article 17</u>
<u>ACTION D'ADMINISTRATEUR</u>

Sauf lorsque le Code de commerce le dispense de cette obligation, chaque administrateur doit être propriétaire de cinquante actions de la Société pendant toute la durée de son mandat.

Si, au jour de la nomination, un Administrateur n'est pas propriétaire du nombre d'actions fixé ci-dessus ou si, en cours de mandat, il cesse d'en être propriétaire, il est réputé démissionnaire d'office s'il n'a pas régularisé sa situation dans le délai de trois mois.

<u>Article 20</u>
<u>BUREAU</u>

Le Conseil nomme parmi ses membres un Président. Celui-ci, qui doit être obligatoirement une personne physique, peut être nommé pour une durée supérieure à un an, mais n'excédant pas la durée de son mandat d'Administrateur. Le conseil détermine la rémunération du président.

Quelle que soit la durée pour laquelle il lui a été conféré, le mandat de Président - lequel est toujours, sous réserves des dispositions suivantes, rééligible - prend fin au plus tard à l'issue de la première séance du Conseil d'Administration tenue après qu'il aura atteint l'âge de soixante ans, le Conseil pouvant toutefois, à la majorité des deux tiers des voix de ses membres présents et représentés, et à bulletin secret, proroger pour une durée de cinq années, puis dans les mêmes conditions, pour une seconde période de même durée, le mandat du Président, sans toutefois que ces prorogations puissent aller au-delà de l'âge de soixante-dix ans.

Le Conseil peut nommer un ou plusieurs Vice-Présidents ayant pour fonctions exclusives de présider, à défaut du Président, les séances du Conseil d'Administration ou les Assemblées Générales.

Le Président et les Vice-Présidents sont révocables à tout moment ; ils sont rééligibles.

En cas d'absence du Président et du ou des Vice-Présidents à une séance du Conseil d'Administration, les fonctions de président de cette séance sont remplies par un autre Administrateur désigné par le Conseil.

Le Président du Conseil d'Administration représente le Conseil d'Administration. Il organise et dirige les travaux de celui-ci dont il rend compte à l'assemblée générale. Il veille au bon fonctionnement des organes de la société et s'assure en particulier que les Administrateurs sont en mesure de remplir leur mission.

Article 21
REUNIONS

Le Conseil se réunit aussi souvent que l'intérêt de la société l'exige, soit au siège social, soit en tout autre endroit indiqué dans la convocation. Il est convoqué par le président à son initiative et, s'il n'assume pas la direction générale, sur demande du directeur général ou encore si le conseil ne s'est pas réuni depuis plus de deux mois, sur demande du tiers au moins des administrateurs.

Les convocations sont faites par tous moyens.

Tout administrateur peut donner pouvoir à l'un de ses collègues de le représenter à une séance du Conseil, mais chaque Administrateur ne peut représenter qu'un seul de ses collègues. Cette disposition est applicable au représentant permanent d'une personne morale Administrateur.

La présence effective de la moitié au moins des membres du Conseil est nécessaire pour la validité des délibérations. Le règlement intérieur peut prévoir que sont réputés présents, pour le calcul du quorum et de la majorité les Administrateurs qui participent à la réunion par des moyens de visioconférence dans les limites et sous les conditions fixées par la législation et la réglementation en vigueur.

Sauf stipulations contraires des présents statuts exigeant une majorité qualifiée pour l'adoption de certaines décisions, les décisions sont prises à la majorité des voix des membres

présents ou représentés, chaque Administrateur disposant d'une voix et l'Administrateur mandataire d'un de ses collègues de deux voix ; en cas de partage des voix, celle du Président est prépondérante.

Article 23
POUVOIRS DU CONSEIL

Le Conseil d'Administration détermine les orientations de l'activité de la société et veille à leur mise en œuvre. Sous réserve des pouvoirs expressément attribués aux assemblées d'actionnaires, et dans la limite de l'objet social, il se saisit de toute question intéressant la bonne marche de la société et règle par ses délibérations les affaires qui la concernent.

Dans les rapports avec les tiers, la société est engagée, même par les actes du Conseil d'Administration qui ne relèvent pas de l'objet social, à moins qu'elle ne prouve que le tiers savait que l'acte dépassait cet objet ou qu'il ne pouvait l'ignorer compte tenu des circonstances.

Le Conseil d'Administration procède aux contrôles et vérifications qu'il juge opportuns. Chaque Administrateur reçoit toutes les informations nécessaires à l'accomplissement de sa mission et peut se faire communiquer tous les documents qu'il estime utiles.

Le Conseil d'Administration peut décider la création de comités chargés d'étudier les questions que lui-même ou son Président soumet, pour avis, à leur examen. Il fixe la composition et les attributions des comités qui exercent leur activité sous sa responsabilité.

Article 24
DIRECTION GENERALE

I - La direction générale est assumée, sous sa responsabilité, soit par le Président du Conseil d'Administration, soit par une autre personne physique choisie parmi les membres du Conseil ou en dehors d'eux, qui porte le titre de directeur général.

Le Conseil d'Administration choisit entre les deux modalités d'exercice de la direction générale. Il peut à tout moment modifier son choix. Dans chaque cas, il en informe les actionnaires et les tiers conformément à la réglementation en vigueur.

Dans l'hypothèse où le Président exerce les fonctions de directeur général, les dispositions des présents statuts relatives à ce dernier lui sont applicables.

II - Lorsque la direction générale n'est pas assumée par le Président du Conseil d'Administration, le Conseil d'Administration nomme un directeur général auquel s'applique la limite d'âge fixée pour les fonctions de Président.

Le directeur général est révocable à tout moment par le Conseil d'Administration. Si la révocation est décidée sans juste motif, elle peut donner lieu à dommages-intérêts, sauf s'il assume les fonctions de Président du Conseil d'Administration.

Le directeur général est investi des pouvoirs les plus étendus pour agir en toute circonstance au nom de la société. Il exerce ces pouvoirs dans la limite de l'objet social et sous réserve des pouvoirs expressément attribués par la loi aux assemblées d'actionnaires ainsi qu'au Conseil d'Administration. Il représente la société dans ses rapports avec les tiers auxquels toutes décisions limitant ses pouvoirs sont inopposables.

III - Sur la proposition du directeur général, le Conseil d'Administration peut nommer un ou, dans la limite de cinq, plusieurs directeurs généraux délégués. Les fonctions du ou des directeurs généraux délégués prennent fin au plus tard à l'issue de la première séance du Conseil d'Administration tenue après qu'ils auront atteint l'âge de soixante ans, le Conseil pouvant toutefois, à la majorité des deux tiers de ses membres présents ou représentés, et à bulletin secret, proroger lesdites fonctions sous le respect des prescriptions légales pour une durée de cinq années.

Le ou les directeurs généraux délégués peuvent être choisis parmi les membres du Conseil ou en dehors d'eux. Ils sont révocables à tout moment par le Conseil sur proposition du directeur général. Si la révocation est décidée sans juste motif, elle peut donner lieu à dommages-intérêts. Lorsque le directeur général cesse ou est hors d'état d'exercer ses fonctions, le ou les directeurs généraux délégués conservent, sauf décision contraire du Conseil, leurs fonctions et leurs attributions jusqu'à la nomination du nouveau directeur général. En accord avec le directeur général, le Conseil d'Administration détermine l'étendue et la durée des pouvoirs délégués aux directeurs généraux délégués. Les directeurs généraux délégués disposent à l'égard des tiers, des mêmes pouvoirs que le directeur général.

IV - Le Conseil fixe le montant et les modalités de la rémunération du directeur général et du ou des directeurs généraux délégués.

Article 27
CONVENTIONS ENTRE LA SOCIETE ET UN DIRIGEANT, UN ADMINISTRATEUR OU UN ACTIONNAIRE

Toute convention intervenant entre la société et son directeur général, l'un de ses directeurs généraux délégués, l'un de ses Administrateurs, l'un de ses actionnaires disposant d'une fraction des droits de vote supérieure à cinq pour cent ou, s'il s'agit d'une société actionnaire, la société la contrôlant doit être soumise à la procédure d'autorisation, de vérification et d'approbation prévue par le Code de Commerce.

Les dispositions qui précèdent ne sont pas applicables aux conventions portant sur des opérations courantes et conclues à des conditions normales. Cependant, ces conventions sont communiqués par l'intéressé au Président du Conseil d'Administration. La liste et l'objet desdites conventions sont communiquées par le Président aux membres du Conseil d'Administration et aux commissaires aux comptes.

Le premier alinéa de l'article 31 des statuts est désormais rédigé comme suit, le reste dudit article demeurant inchangé :

Article 31
CONVOCATION DES ASSEMBLEES GENERALES

L'assemblée générale est convoquée par le Conseil d'Administration. A défaut, elles peuvent l'être par les personnes désignées par le Code de commerce, notamment par le ou les commissaires aux comptes, par un mandataire désigné par le Président du Tribunal de commerce statuant en référé à la demande d'actionnaires représentant au moins 5% du capital social ou, s'agissant d'une assemblée spéciale, le dixième des actions de la catégorie intéressée.

Un troisième alinéa, ainsi rédigé, est ajouté au I de l'article 32, le reste dudit article demeurant inchangé :

Article 32
COMPOSITION ET TENUE DES ASSEMBLEES GENERALES

Sont réputés présents pour le calcul du quorum et de la majorité, les actionnaires qui participent à l'assemblée générale par visioconférence ou par des moyens de télécommunication conformes aux prescriptions réglementaires, lorsque le conseil d'administration décide l'utilisation de tels moyens de participation antérieurement à la convocation de l'assemblée générale.

TREIZIEME RESOLUTION

L'assemblée générale confère tous pouvoirs au porteur d'une copie ou d'un extrait du procès-verbal de la présente réunion pour effectuer, partout où besoin sera, tous dépôts et procéder à toutes formalités de publicité légales ou autres qu'il appartiendra.

Les demandes d'inscription de projets de résolutions aux ordres du jour doivent être envoyées dans le délai de dix jours à compter de la publication du présent avis. Cet avis vaut avis de convocation. Dans l'hypothèse où ces ordres du jour seraient modifiés à la suite de la présentation par un ou plusieurs actionnaires de projets de résolution, il en serait fait part au moyen d'une nouvelle insertion au *Bulletin des Annonces légales obligatoires*.

Conformément à la loi, tous les Actionnaires pourront assister, se faire représenter ou voter par correspondance à l'Assemblée Générale Mixte.

Les propriétaires d'actions au porteur désirant se faire représenter ou voter par correspondance à l'Assemblée ci-dessus devront faire immobiliser leurs titres, cinq jours francs avant la date de l'Assemblée auprès de la Société PERNOD RICARD, 142 boulevard Haussmann, Paris (8ème), ou auprès des établissements ci-après :

- SOCIETE GÉNÉRALE	29, boulevard Haussmann, PARIS (9e)
- BNP/PARIBAS	16, boulevard des Italiens, PARIS (9e)
- CRÉDIT LYONNAIS	19, boulevard des Italiens, PARIS (2e)
- CRÉDIT DU NORD	59, boulevard Haussmann, PARIS (8e)
- CRÉDIT COMMERCIAL DE FRANCE	103, avenue des Champs-Elysées, PARIS (8e)
- SOCIÉTE MARSEILLAISE DE CREDIT	75, rue Paradis, MARSEILLE - 13006
- CRÉDIT AGRICOLE INDOSUEZ	96, boulevard Haussmann, PARIS (9e)
- CAISSE DES DÉPÔTS ET CONSIGNATIONS	56, rue de Lille, PARIS (7e)
- CRÉDIT AGRICOLE S.A.	91-93, boulevard Pasteur, PARIS (15e)

et dans toutes les Agences de Paris et de Province de ces établissements, ou auprès de l'établissement financier dépositaire des titres.

Les titulaires d'actions nominatives, depuis cinq jours au moins avant la date de l'Assemblée pourront y assister, s'y faire représenter ou voter par correspondance sans aucune formalité.

Les formulaires de vote par correspondance pourront être obtenus au Siège de la Société.

Les votes par correspondance ne seront pris en compte que pour les formulaires parvenus à la SOCIÉTÉ GÉNÉRALE ou au Siège de la Société PERNOD RICARD dans un délai de trois jours au moins avant l'Assemblée.

Les cartes d'admission à l'Assemblée ci-dessus seront adressées à tout actionnaire qui en fera la demande au Siège de la Société 142, boulevard Haussmann à Paris (8e), ou dans un des établissements bancaires qui précèdent, en produisant, si les titres sont au porteur, une attestation d'immobilisation dans les conditions indiquées ci-dessus.